UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

 X   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
       [FEE REQUIRED]
       For the fiscal year ended December 31, 2003.

       OR

      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
       [NO FEE REQUIRED]
       For the transition period from _______________ to _______________

Commission File Number: 1-4639

CTS CORPORATION RETIREMENT SAVINGS PLAN
(Title of Plan)

CTS Corporation	905 West Boulevard North Elkhart, IN 46514
(Issuer of Securities)	(Address of Principal Executive Offices)

CTS Corporation Retirement Savings Plan

December 31, 2003 and 2002

*Note:	Other supplementary schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations
 for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

(i)

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator
of the CTS Corporation Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the CTS Corporation Retirement Savings Plan (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
——————————————
PricewaterhouseCoopers LLP
Indianapolis, Indiana

June 25, 2004

CTS Corporation Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2003 and 2002

	2003	2002
Assets
Investments	$129,413,763	$115,549,863
Contributions receivable
Employer	25,709	25,094
Employee	56,215	52,421

Net assets available for benefits	$129,495,687	$115,627,378

The accompanying notes are an integral part of the financial statements.

CTS Corporation Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
December 31, 2003

Additions
Investment Income
Net appreciation in fair value of investments	$20,578,716
Interest	208,654
Dividends	1,172,152

21,959,522

Contributions
Employer	1,775,655
Employee	4,432,921
Rollover	55,091

6,263,667
Other	54,580

28,277,769

Deductions
Benefits paid to participants	14,348,634
Administrative expenses	60,826

Total deductions	14,409,460

Net increase	13,868,309

Net assets available for benefits
Beginning of year	115,627,378

End of year	$129,495,687

The accompanying notes are an integral part of the financial statements.

CTS Corporation Retirement Savings Plan
Notes to Financial Statements
December 31, 2003 and 2002

1.	Description of Plan

The following brief description of the CTS Corporation Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Detailed information about the Plan is contained in the summary plan description which is available from the CTS Corporation (the “Company” or “Employer”) Human Resources Department.

General

The Plan was established January 1, 1983 and provides the opportunity for eligible employees to make regular and systematic savings through salary reductions and to share a portion of the profits of the Company. The Plan is a defined contribution plan and is subject to Section 401(k) of the Internal Revenue Code (“IRC”) and the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

In 2003, the Company’s Carlisle, Pennsylvania facility was closed and all affected employees were severed. As a result, all severed Plan employees became 100 percent vested in their Employer matching contributions.

Participation In general, employees are eligible to participate upon employment with the Company. Active employees can enroll in the Plan at the beginning of any calendar quarter.

Contributions

Employees may elect to contribute to the Plan, in 1 percent increments, amounts ranging from 1 percent to 35 percent of their gross pay. The Company makes matching contributions of 50 percent of participant’s voluntary contributions up to 6 percent of the participant’s compensation. No Company matching contributions are made on employee contributions in excess of 6 percent. The Company provides supplemental contributions at the rate of 3 percent of compensation to non-exempt salaried and hourly employees not covered by a defined benefit plan. The Employer may also make an incentive contribution at the discretion of Company management. All contributions are invested according to the elections specified by each participant. During 2003, seven mutual funds were added to the available investment options and the fixed income fund was removed from the investment options available to participants. The Plan currently offers a money market fund, fourteen mutual funds and Company common stock as investment options for participants.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Company contributions vest at the rate of 20 percent for each year of employment and are fully vested after five years of employment.

CTS Corporation Retirement Savings Plan
Notes to Financial Statements (Continued)
December 31, 2003 and 2002

Payment of Benefits

Following termination of service, a participant may elect to receive a distribution of his or her vested account balance at any time. Active participants who have attained age 59½ or meet certain hardship criteria may elect an in-service distribution. Distributions under the Plan can be in the form of a lump-sum payment, installment payments or an annuity or a combination of installment payments and an annuity.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings (losses), and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined by the Plan. Forfeited balances of terminated employees’ nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. For the years ended December 31, 2003 and 2002, there were $115,715 and $0, respectively, of nonvested forfeited accounts which were used to reduce Company contributions. At December 31, 2003 and 2002, $1,838 and $61,039, respectively, of nonvested forfeitures were available to reduce future Company contributions.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 to a maximum amount equal to the lesser of $50,000 or 50 percent of the vested portion of their account balance. The maximum term of a loan is five years. However, the Plan Administrator may extend the loan term beyond five years if the loan is used for the purpose of purchasing a principal residence. The loans bear interest at the prime rate, as published in The Wall Street Journal, as of the first day of the month in which the loan is granted, plus two percent. The loans are collateralized by the participants’ vested account balance.

2.	Accounting Policies

The following is a summary of the significant accounting policies followed in the preparation of the Plan’s financial statements:

Basis of Accounting The accounts of the Plan are maintained on the accrual basis of accounting.

Investments

Investments in securities traded on a national securities exchange are valued at their quoted market price on the last trading day of the Plan year. Investments in mutual funds are credited with actual earnings on the underlying investments and are valued at the net asset value of shares as determined primarily by quoted market prices. Cash and cash equivalents are valued at cost, plus earnings. Participant loans are valued at cost which approximates fair value.

CTS Corporation Retirement Savings Plan
Notes to Financial Statements (Continued)
December 31, 2003 and 2002

The investments in the Fixed Income Fund are stated at contract value which approximate fair value at December 31, 2002. Contract value represents contributions made under the contract plus earnings, less Plan withdrawals and administrative expenses. The final underlying insurance contract in the Fixed Income Fund matured in December 2002 and the proceeds were transferred into the JP Morgan Prime Money Market Fund in January 2003. As a result, the Fixed Income Fund has been eliminated from the investment options available to participants.

The Plan presents in its statement of changes in net asset available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits Benefits are recorded when paid.

Expenses of the Plan Administrative expenses of the Plan are paid primarily by the Plan.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in combinations of stocks, fixed income securities and mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

3.	Administration of the Plan

JP Morgan Chase Bank is the Plan trustee. JP Morgan Retirement Plan Services (formerly, J.P. Morgan/American Century Retirement Plan Services), an agent of JP Morgan Chase Bank, is the depository for the Plan’s assets and invests funds in accordance with the Trust Agreement. The Plan Administrator, as of December 31, 2003, was the CTS Corporation Employee Benefits Committee. Subsequent to that date, the Plan Administrator is the CTS Corporation Benefit Plan Administration Committee.

CTS Corporation Retirement Savings Plan
Notes to Financial Statements (Continued)
December 31, 2003 and 2002

4.	Investments

The investments reflected in the Statement of Net Assets Available for Benefits represent the total assets in the Plan as of December 31, 2003 and 2002. The following is a summary of the Plan’s participant-directed investments, at fair value, which were 5 percent or more of the Plan’s net assets at December 31:

	2003	2002
JP Morgan Prime Money Market Fund	$24,148,093	$24,073,415
CTS Corporation common stock	10,222,413	6,758,789

Mutual Funds
One Group Diversified Equity Fund	12,467,295	10,718,793
Gabelli Growth Fund	23,013,057	18,692,276
American Century Ultra Fund	23,624,425	19,698,962
JP Morgan Diversified Equity Fund	9,412,300	8,297,135
One Group Intermediate Bond Fund	9,678,468	10,907,270
During 2003, the Plan’s investments (including gains and losses and investments bought and sold, as well as held during the year) appreciated in value as follows:

Appreciation of investments at fair value as determined by quoted market prices
CTS Corporation common stock	$3,410,053
Mutual funds	17,168,663

Total	$20,578,716

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination or partial termination of the Plan, all affected participants will become fully vested in their accounts.

6.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated August 21, 2002 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan Administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

CTS Corporation Retirement Savings Plan
Notes to Financial Statements (Continued)
December 31, 2003 and 2002

7.	Party-In-Interest Transactions

Certain Plan investments held at December 31, 2003 and 2002 are shares of mutual funds managed by JP Morgan Chase Bank. JP Morgan Chase Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

In addition, certain Plan investments at December 31, 2003 and 2002 are shares of CTS Corporation common stock. At December 31, 2003 and 2002, fair value of the shares of common stock was $10,222,413 and $6,758,789, respectively. CTS Corporation is the Plan Sponsor as defined by the Plan and, therefore, transactions related to the common stock qualify as party-in-interest transactions.

The Company provides certain accounting, recordkeeping and administrative services to the Plan for which it receives no compensation.

Certain Plan investments at December 31, 2003 and 2002 were managed by agents of the trustee.

Table of Contents	SUPPLEMENTAL SCHEDULE

CTS Corporation Retirement Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2003

	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investments Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	(1)	Fair Value

		Cash
*	Chase Manhattan Bank	Cash			$35,000

		Money Market Fund
*	JP Morgan	JP Morgan Prime Money Market Fund
		(24,148,093 units)			24,148,093

		Common Stock
*	CTS Corporation	CTS Corporation common stock,
		no par value, 888,905 shares			10,222,413

		Mutual Funds
*	American Century	American Century Equity Index Fund
	Investments	(80,901 units)			359,200

*	American Century	American Century International Growth Fund
	Investments	(760,190 units)			6,035,907

*	American Century	American Century Large Company Value Fund
	Investments	(28,097 units)			162,682

*	American Century	American Century Small Company Fund
	Investments	(95,290 units)			795,672

*	American Century	American Century Strategic Allocation --
	Investments	Moderate Fund (17,795 units)			112,998

*	American Century	American Century Ultra Fund (886,470 units)			23,624,425
	Investments

	Armada Funds	Armada Core Equity Fund (7,645 units)			85,086

	Gabelli Funds	Gabelli Growth Fund (922,367 units)			23,013,057

*	JP Morgan	JP Morgan Diversified Equity Fund (734,762 units)			9,412,300

*	JP Morgan	JP Morgan US Equity Fund (512,012 units)			5,115,004

	Oakmark Funds	Oakmark Equity and Income Fund (47,875 units)			1,054,210

	One Group	One Group Diversified Equity Fund (1,078,486 units)			12,467,295

	One Group	One Group Intermediate Bond Fund (892,848 units)			9,678,468

	Royce Funds	Royce Premier Fund (33,507 units)			431,903

					92,348,207

*	Participant loans	$2,660,050 principal amount, interest rates
		ranging from 5.0% to 11.5%, due from
		January 1, 2004 to July 12, 2013 (690 loans)			2,660,050

					$129,413,763
*	Party-in-interest

(1) Form 5500 does not require cost information for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CTS Corporation Retirement Savings Plan

/s/ James L. Cummins

James L. Cummins, Chairman
CTS Corporation
Benefit Plan Administration Committee

Dated: June 25, 2004

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm